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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                          WYNDHAM INTERNATIONAL, INC.
                                (Name of Issuer)

                          Wyndham International, Inc.
                       (Name of Person Filing Statement)

      Series A Preferred Stock                  Series B Preferred Stock
   (Title of Class of Securities)            (Title of Class of Securities)


             983101 20 5                               983101 30 4
      (CUSIP Number of Class of                 (CUSIP Number of Class of
             Securities)                               Securities)

                               James D. Carreker
                            Chief Executive Officer
                          WYNDHAM INTERNATIONAL, INC.
                        1950 Stemmons Freeway, Suite 600
                                Dallas, TX 75207
                                 (214) 863-1000
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                     on Behalf of Person Filing Statement)

                                  June 1, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                               ----------------

                           CALCULATION OF FILING FEE


       Transaction Valuation*                             Amount of Filing Fee
       ----------------------                             --------------------
            $18,591,214                                        $5,168.36

* Calculated pursuant to Rule O-11(b)(2) under the Securities Exchange Act of 1934.

[X]Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $5,168.36
Form or registration no.: Form S-4 (File No. 333-79527)
Filing party: Patriot American Hospitality, Inc. and Wyndham International,
Inc.
Date Filed: May 28, 1999

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Item 1. Security and Issuer.

  (a) The name of the issuer is Wyndham International, Inc., a Delaware corporation ("Wyndham"). Wyndham's principal executive offices are located at 1950 Stemmons Freeway, Suite 6001, Dallas, TX 75207.

  (b) This Schedule 13e-4 relates to an offer to exchange twenty (20) shares of Wyndham common stock for each share of its currently outstanding series A preferred stock and series B preferred stock upon the terms and subject to the conditions set forth in the Joint Proxy Statement/Prospectus dated June 1, 1999 (the "Proxy Statement") and in the related Letter of Transmittal (which together constitute the "Exchange Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth in "Opportunity for Holders of Wyndham Series A and Series B Preferred Stock to Exchange Their Stock for Wyndham Common Stock" of the Proxy Statement is incorporated herein by reference. Wyndham will acquire 921,432 shares of its series A preferred stock and 921,432 shares of its series B preferred stock from Sherwood Weiser, a director of Wyndham, and certain affiliates of Mr. Weiser on terms and conditions described in the Proxy Statement.

  (c) There is currently no established trading market for the Wyndham series A preferred stock or series B preferred stock.

  (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

  (a)-(b) Wyndham will issue 71,247,080 shares of its common stock in exchange for all of the outstanding shares of Wyndham series A and series B preferred stock.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

  (a)-(j) The information set forth under "Proposal 1, Proposal to Approve the Issuance of the Wyndham Series B Preferred Stock to the Investors," "Proposal 2, Proposal to Approve the Issuance of Wyndham Common Stock in Exchange for Existing Preferred Stock of Wyndham and Limited Partnership Interests in the Companies' Operating Partnerships," "Proposal 3, Proposal to Approve the Merger of a Subsidiary of Wyndham with Patriot," "Proposal 4, Proposal to Implement a Reverse Stock Split of Wyndham Common Stock," "Proposal 6, Proposal to Terminate the Pairing Agreement," "Proposals to Adopt the Restated Certificate of Incorporation of Wyndham which includes Proposal 7-- An Increase in Authorized Common Stock, Proposal 8-- An Increase in Authorized Preferred Stock, Proposal 9-- Designations of "class A" common stock, Proposal 10--Designations of "class B" common stock, and Proposal 11--Changes in Board Structure and Composition," "Proposal 12, Election of Directors for Wyndham" and "Proposal 13, Election of Directors for Patriot" and "Opportunity for Holders of Wyndham Series A and Series B Preferred Stock to Exchange Their Stock for Wyndham Common Stock" in the Proxy Statement is incorporated herein by reference.

Item 4. Interest in Securities of the Issuer.

  Not Applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

  The information set forth under "Proposal 1, Proposal to Approve the Issuance of the Wyndham Series B Preferred Stock to the Investors," "Proposal 2, Proposal to Approve the Issuance of Wyndham Common Stock in Exchange for Existing Preferred Stock of Wyndham and Limited Partnership Interests in the Companies' Operating Partnerships," "Proposal 3, Proposal to Approve the Merger of a Subsidiary of Wyndham with Patriot," "Proposal 4, Proposal to Implement a Reverse Stock Split of Wyndham Common Stock," "Proposal 6, Proposal to Terminate the Pairing Agreement," "Proposals to Adopt the Restated Certificate of Incorporation of Wyndham which includes Proposal 7-- An Increase in Authorized Common Stock, Proposal 8-- An Increase in Authorized Preferred Stock, Proposal 9-- Designations of "class A" common stock, Proposal 10--Designations

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of "class B" common stock, and Proposal 11--Changes in Board Structure and
Composition," "Proposal 12, Election of Directors for Wyndham" and "Proposal 13, Election of Directors for Patriot" and "Opportunity for Holders of Wyndham Series A and Series B Preferred Stock to Exchange Their Stock for Wyndham Common Stock" in the Proxy Statement is incorporated herein by reference.

Item 6. Persons Retained, Employed or to be Compensated.

  The information set forth under "Opportunity for Holders of Wyndham Series A and Series B Preferred Stock to Exchange their stock for Wyndham Common Stock" in the Proxy Statement is incorporated herein by reference.

Item 7. Financial Information

  (a) The historical audited financial information of Patriot and Wyndham set forth in the Annual Report on Form 10-K, as amended, of Patriot and Wyndham for the fiscal year ended December 31, 1998 is incorporated herein by reference. A copy of such Annual Report on Form 10-K, as amended, is attached hereto as Exhibit (a)(3).

  (b) The information set forth under "Summary--Wyndham and Patriot Summary Selected Financial Information" and the pro forma financial information set forth under "Index to Financial Information" in the Proxy Statement is incorporated herein by reference.

Item 8. Additional Information

  (a)Not applicable

  (b)Not applicable

  (c)Not applicable

  (d)Not applicable

  (e)Not applicable

Item 9. Material to be filed as Exhibits

  (a)(1) Joint Proxy Statement/Prospectus of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated June 1, 1999.

  (a)(2) Letter of Transmittal from Wyndham International, Inc. dated June 1, 1999.
  (a)(3) Annual Report on From 10-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. for the fiscal year ended December 31, 1998 (as amended on May 10, 1999, May 24, 1999 and May 28, 1999).

  (b)    Not applicable.

  (c)    Not applicable.

  (d)    Opinion of Goodwin, Procter & Hoar LLP dated June 1, 1999.

  (e) Joint Proxy Statement/Prospectus of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated June 1, 1999. (see Item 9
         (a)(1)).

  (f)    Not applicable.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WYNDHAM INTERNATIONAL, INC.

                                          By: /s/ James D. Carreker
                                            -----------------------------------
                                            Name: James D. Carreker
                                            Title: Chairman and Chief
                                            Executive Officer

Date: June 1, 1999

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